Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

GPC Biotech and Agennix Announce Proposed Merger

•	dievini Hopp BioTech holding to invest €15 million in merged company
•	Pipeline to include novel oncology therapy, talactoferrin, which recently entered Phase 3 clinical testing
•	Conference call scheduled for February 18, 2009, 15:00 CET/9:00 AM ET

Martinsried/Munich (Germany), Princeton, N.J. and Houston, TX, February 18, 2009 – GPC Biotech AG (Frankfurt Stock Exchange: GPC, NASDAQ: GPCB) and Agennix, Incorporated today announced that the two oncology-focused biotechnology companies have signed a Business Combination Agreement under which they propose to merge their businesses. In the transaction, GPC Biotech is to be merged onto a new German company, which will hold all of the shares of Agennix and a €15 million cash contribution by dievini Hopp BioTech holding GmbH & Co KG, an investment company of Dietmar Hopp, co-founder of SAP, and one of the largest shareholders of GPC Biotech. The merger combines GPC Biotech’s and Agennix’s oncology pipelines, including Agennix’s Phase 3 novel oncology therapy, talactoferrin, with the clinical development and financial resources of GPC Biotech and dievini Hopp BioTech holding.

The Management Board and Supervisory Board of GPC Biotech, as well as the Board of Directors of Agennix, have voted unanimously to support the proposed merger, which is subject to the approval of the shareholders’ meetings of both GPC Biotech and the new company. GPC Biotech plans to submit the merger agreement to its shareholders for voting at a shareholders’ meeting in the first half of 2009. The merger agreement between GPC Biotech and the new company will be subject to further closing conditions, including any necessary anti-trust clearances. The merger is expected to be completed by the end of 2009.

Bernd R. Seizinger, M.D., Ph.D., Chief Executive Officer of GPC Biotech, said: “We are truly excited to join forces with Agennix to develop their novel approach to cancer therapy, talactoferrin, which is currently in Phase 3 clinical development in non-small cell lung cancer, an area of major unmet need and the most frequent cause of cancer death. The skill set and programs that the Agennix team brings to the combined organization is highly complementary to our own group and pipeline. Together we will be able to build a new and vital company that is focused on developing important new treatments for cancer.”

Dr. Seizinger continued: “I am also very pleased with the ongoing support that Mr. Hopp through dievini Hopp BioTech holding is showing through his commitment to invest in the new company. Dievini focuses its investments on creating and building entrepreneurial and sustainable biotech organizations to foster the development of innovative new treatments for patients. This philosophy fits well with our goals for the new company. I firmly believe that this transaction is a win-win scenario for both companies that will build value for all of our shareholders.”

Rick G. Barsky, Chief Executive Officer of Agennix, said: “GPC Biotech’s years of oncology development expertise, along with their public company profile and solid financial position, make this merger an excellent fit for us. We are excited about the clinical anti-tumor activity and safety profile we have seen to date with talactoferrin and are pleased to have recently started Phase 3 trials for this promising compound in non-small cell lung cancer. This transaction brings us the critical human and financial resources to accelerate the development of this important anti-cancer therapy in an area in great need of new treatments. We look forward to joining forces with the GPC Biotech team in an exciting new company.”

About the transaction

The Business Combination Agreement provides that GPC Biotech will merge onto a new German company which will hold all Agennix shares and a cash contribution by dievini Hopp BioTech holding of approximately € 15 million. The agreement assumes a merger ratio resulting in an economic ownership in the new company as follows: Agennix shareholders (approximately 48.0%), GPC Biotech shareholders (approximately 39.3%), and approximately 12.7% being attributed to the capital increase by dievini Hopp BioTech holding. As part of the merger process, this ratio is subject to review by an independent, court-appointed merger auditor in Germany. The merger ratio translates into a value of €1.26 per share of GPC Biotech. Upon registration of the merger, the new company will be a publicly listed German stock corporation (AG). The new company initially will have three sites: GPC Biotech’s offices in Munich, Germany and in Princeton, New Jersey, and Agennix’s site in Houston, Texas.

In connection with the business combination agreement, GPC Biotech has made a $20 million (approximately €15 million) loan to Agennix in the form of a senior secured convertible promissory note, bearing an interest rate of 12% per annum, to support the funding of the clinical development of talactoferrin. Additionally, during the period prior to closing, GPC Biotech will provide clinical and regulatory support to Agennix under a separate arrangement between the companies.

Rothschild Inc. served as a financial advisor to GPC Biotech in connection with the transaction, and Lazard served as financial advisor to Agennix.

About the new company

The new company will focus on the development of new anti-cancer therapies. The lead compound will be Agennix’s talactoferrin, a novel oral agent being developed for lung, kidney and other cancers, as well as for severe sepsis. Talactoferrin has recently entered Phase 3 clinical testing for non-small cell lung cancer (NSCLC). In addition to orally administered talactoferrin, other programs the new company will focus on include: topical talactoferrin in clinical development for the treatment of diabetic foot ulcers; and RGB-286638 from GPC Biotech, a novel multi-targeted kinase inhibitor currently in Phase 1 testing for advanced solid tumors. Furthermore, GPC Biotech is currently talking with Yakult Honsha Co. Ltd., its partner in Japan for the oral platinum compound, satraplatin, regarding further development and registrational efforts for this program.

The parties are committed to building the new company by advancing the current anti-cancer programs that GPC Biotech and Agennix bring, as well as by pursuing additional oncology opportunities to fully utilize the significant expertise and transatlantic operations of the combined entity.

The new company’s Management Board will consist of three members. A search will be conducted for a new Chief Executive Officer for the combined entity. Friedrich von Bohlen, Ph.D., Managing Director of dievini Hopp BioTech holding GmbH & Co KG, will serve as Interim CEO until a new CEO is on board. Torsten Hombeck, Ph.D., currently Chief Financial Officer of GPC Biotech and Atul Varadhachary, M.D., Ph.D., currently President & Chief Operating Officer of Agennix, will also serve on the new company’s Management Board. Dr. Bernd Seizinger and Mr. Rick Barsky will serve on the Supervisory Board of the new company.

The Supervisory Board of the new company will consist of six members. The proposed slate is as follows:

•	Prof. Dr. Christof Hettich (Chairman), Managing Director of dievini Hopp BioTech holding GmbH & Co KG and managing partner of RITTERSHAUS law firm in Mannheim, Germany

•	Dr. Frank Young (Vice Chairman), Chairman of the Board of Directors of Agennix and former Commissioner of the U.S. Food and Drug Administration

•	Dr. Bernd Seizinger, Chief Executive Officer of GPC Biotech

•	Mr. Rick Barsky, Chief Executive Officer of Agennix

•	Mr. James Weaver, Chairman of the Board of the Gordon Cain Foundation, a leading Texas philanthropic organization, and member of the Agennix Board of Directors

A sixth member of the Supervisory Board will be named at a later date.

Drug development portfolio

Talactoferrin: Talactoferrin, a novel dendritic cell recruiter and activator (DCRA), is a unique recombinant form of human lactoferrin, a protein important in modulating the immune system. A first-in-class molecule, oral talactoferrin is being developed to treat various cancers, including lung and kidney cancers. Compelling clinical activity and safety data from two randomized, placebo-controlled Phase 2 clinical trials in non-small cell lung cancer and an open label Phase 2 trial in renal cell carcinoma have been presented. Two Phase 3 clinical trials in NSCLC have recently been initiated. The first involves NSCLC patients whose disease has progressed following two or more prior anti-cancer drug regimens. The second Phase 3 clinical trial in NSCLC is evaluating talactoferrin in combination with first-line chemotherapy. A Phase 2b trial in combination with first-line therapy in renal cell carcinoma is being planned, as well as other clinical trials in various cancer indications. A Phase 2 clinical trial, sponsored by the U.S. National Institutes of Health (NIH), to evaluate talactoferrin in patients with severe sepsis is currently underway, and a topical formulation of talactoferrin is in clinical development for the treatment of diabetic foot ulcers. To date, talactoferrin has been administered in various clinical studies to over 600 patients and appears to be well tolerated.

Satraplatin: Satraplatin is an oral platinum compound being developed to treat a variety of cancers. GPC Biotech is currently talking with its partner for satraplatin in Japan, Yakult Honsha Co. Ltd., regarding further development and registrational efforts for satraplatin.

RGB-286638: RGB-286638 is a multi-targeted protein kinase inhibitor being developed by GPC Biotech. In a range of pre-clinical models of solid and hematological tumors, RGB-286638 treatment results in tumor regression and increased survival. This compound has recently entered Phase 1 clinical testing and will continue to be developed.

All other development programs are currently under evaluation.

GPC Biotech announces corporate changes

Further, GPC Biotech and Dr. Bernd Seizinger agreed that Dr. Seizinger will step down as Chief Executive Officer to pursue other activities. He will leave GPC Biotech after the shareholder meeting that votes on the merger, but no later than June 30, 2009. Dr. Seizinger will, however, actively support the new company as a member of its Supervisory Board.

GPC Biotech also announced that it plans to voluntarily delist its American Depositary Shares (ADSs) from the NASDAQ stock exchange and deregister its ADSs and ordinary shares under the U.S. Securities Exchange Act of 1934, as amended. GPC Biotech intends to make the necessary filing with the U.S. Securities and Exchange Commission (SEC) on February 27, 2009 to effect the delisting of its ADSs from NASDAQ. The delisting will become effective 10 days thereafter. Upon delisting, GPC Biotech will make the necessary filing with the SEC to initiate the deregistration process for its shares. Following delisting and deregistration in the U.S., GPC Biotech’s ordinary shares will continue to trade on the Frankfurt Stock Exchange (“FSE”) until the closing of the merger. The new company’s shares will be listed on the FSE at the time the merger becomes effective, replacing the listing of GPC Biotech’s ordinary shares on the FSE.

Conference call scheduled

A conference call will be held on February 18, 2009 at 9:00 AM Eastern time/15:00 CET to which participants may listen via live webcast, accessible through the GPC Biotech Web site at www.gpc-biotech.com or via telephone. Slides accompanying the call will be available on the GPC Biotech Website. A replay will be available on the Web site following the live event. The dial-in numbers for the call are as follows:

Participants from Europe:	0049(0) 89 9982 99911
0044(0) 20 7806 1956
Participants from the U.S.:	1-718 354 1389

Please dial in 10 minutes before the beginning of the call.

About GPC Biotech

GPC Biotech AG is a publicly traded biopharmaceutical company focused on developing anti-cancer drugs. The Company currently has two programs in clinical development: satraplatin, an oral platinum compound and RGB-286638, a multi-targeted protein kinase inhibitor. GPC Biotech AG is headquartered in Martinsried/Munich (Germany) and has a wholly owned U.S. subsidiary in Princeton, New Jersey. For additional information, please visit GPC Biotech’s Web site at www.gpc-biotech.com.

About Agennix

Agennix, Inc. is a private biotechnology company developing a first-in-class molecule with activity in several types of cancer and in other indications with unmet medical needs. This molecule, talactoferrin, is a targeted dendritic cell recruiter and activator with a novel mechanism of action. Agennix has recently initiated Phase 3 development with oral talactoferrin in patients with non-small cell lung cancer. Other clinical trials with talactoferrin are underway or planned. Agennix retains all of the commercial and economic rights to talactoferrin for all indications worldwide. More information about Agennix is available on the Company’s web site at www.agennix.com.

This press release contains forward-looking statements, which express the current beliefs and expectations of the management of GPC Biotech. Such statements are based on current expectations and are subject to risks and uncertainties, many of which are beyond our control, that could cause future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Actual results could differ materially depending on a number of factors, and we caution investors not to place undue reliance on the forward-looking statements contained in this press release. There can be no guarantee that the merger with Agennix will be completed. We direct you to GPC Biotech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 and other reports filed with the U.S. Securities and Exchange Commission for additional details on the important factors that may affect the future results, performance and achievements of GPC Biotech. Forward-looking statements speak only as of the date on which they are made and GPC Biotech undertakes no obligation to update these forward-looking statements, even if new information becomes available in the future.

For further information, please contact:

For GPC Biotech

GPC Biotech AG

Investor Relations & Corporate Communications

Phone: +49 (0)89 8565-2693

ir@gpc-biotech.com

In the U.S.: Laurie Doyle

Director, Investor Relations & Corporate Communications

Phone: +1 (609) 524-5884 or +1 (609) 524-1025

usinvestors@gpc-biotech.com

Additional media contacts for GPC Biotech for Europe:

MC Services AG

Phone: +49 (0) 89 210 228 0

Raimund Gabriel

raimund.gabriel@mc-services.eu

Hilda Juhasz

hilda.juhasz@mc-services.eu

Additional investor contact for GPC Biotech for Europe:

Trout International LLC

Lauren Rigg, Vice President

Phone: +44 207 936 9325

lrigg@troutgroup.com

For Agennix

Rick Barsky

Chief Executive Officer

Agennix, Inc.

+1 (713) 552-1091

Dr. Atul Varadhachary

President & COO

Agennix, Inc.

+1 (713) 552-1091

Daniel Budwick—Media

BMC Communications Group

+1 (973) 271-6085

For dievini Hopp BioTech holding

Prof. Dr. Christof Hettich

dievini Hopp BioTech holding GmbH & Co KG

RITTERSHAUS Rechtsanwälte

+49 (0) 621 4256 208

Prof. Dr. Friedrich von Bohlen

dievini Hopp BioTech holding GmbH & Co KG

+49 (0) 6202 204 89 45